UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 20, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   April 20, 2004

_________________________________

Mr. Sokhie Puar, Director

April 20, 2004

(No.2004-04-05)

AssistGlobal Announces Financial Results for 2003

Vancouver, British Columbia, Canada - AssistGlobal Technologies Corp. (NASD OTC BB: AGBTF; CNQ: AGBT.U) (the "Company") is pleased to announce its audited results for the year ending December 31, 2003.

Highlights for 2003:

  Annual revenues up 33% over 2002 to $651,290

  Q4 revenue of $249,186, up 106% over Q4 2002

  Completed a reverse acquisition with a listed public company

  Established a USA subsidiary, AssistGlobal USA Inc.

  Recruited a VP of Sales

  Implementation of program to educate and support world-wide resellers of AssistGlobal products and services

  Expanded participation and attendance at primary end user conferences for Archibus and Primavera

  Introduction of new revenue stream for hosting Primavera Inc. software products by marketing/advertising and sales campaign introducing and educating world-wide dealers

  Introduction and roll out of version 2.6 MicroView

"2003 was a year of transition for AssistGlobal," states Catherine Stauber, CEO of AssistGlobal. "The Company shifted from being an R&D technology company to a sales and marketing organization with a solid line of technology products. We will continue to grow the Company into a strong sales and marketing organization in 2004."

More information about the Company can be found at: www.assistglobal.com.

MANAGEMENT DISCUSSION AND ANYLSIS FOR 2003

Revenues

Sales revenues for the 12-month period ending December 31, 2003 were $651,290, an increase of 32.7% or $161,968 as compared to revenues for 2002 in the amount of $495,322.  Increase in sales can be attributed to the following:

Software Sales

Software sales for MicroView/FM increased 9.9% or $14,714 to $180,042 for the year ended December 31, 2003 as compared to $149,118 for the same period the previous year.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Software sales for Archibus/FM were up 80.5% or $52,985 to $118,838 for 2003 as compared to  $65,853 for 2002.

Other software revenues, primarily FM Works, increased dramatically from revenues of $881 in 2002 to revenues of $86,244 in 2003.

The increase in software revenues was largely due to the increased activity from the Archibus dealer channel in the USA and the confidence in the economy returning to near normal levels allowing large-scale organizations to make purchase decisions after lengthy periods of indecision. An increase in local market activity, primarily in the healthcare and education sectors, also added to the increase in software revenues. $12,237 of software revenue included in MicroView/FM software sales in 2003 was for MicroView subscriptions and will be pro-rated over the course of the 12-month period after it was received.

Hosting

Hosting revenues increased by 56.9% or $77,334 to $212,129 for the year ended December 31, 2003 as compared to $135,910 for the same period the previous year. The increase was mainly due to an increase in web hosting for Primavera software, a new revenue stream for the Company, and hosting clients from the healthcare sector.

Services

Service revenues declined by 63.1% or $85,761 for the year ended December 31, 2003 as compared to service revenues of $135,865 for the previous year. The decline in service revenues was due to the Company not entering into many customization projects during the course of the year. Instead the Company focused on R&D of new versions of its MicroViewF/M Software.

Other

The Company incurred a foreign exchange loss in 2003 in the amount of $12,840 for the year ended December 31, 2004 as compared to a foreign exchange gain of $2,343 in 2002.

Cost of Sale and Services

Cost of Sale has increased marginally with the increase in sales.  The increased sales in Archibus software and FM Works have a higher cost associated with purchasing the software as opposed to selling the Company's proprietary software MicroView/FM. Cost of hosting expense paid to Stargate Connections Inc. increased marginally in line with the increase in hosting sales. The majority of MicroView/FM sales included a hardware component; the Company realizes a low margin on hardware sales. The Company hired a new senior sales executive in October of 2003, which also added to the increase in cost of sales.

Gross Profit

Gross profit for the 12 months ending December 31,2003 was $173,123 as compared to $145,062 in 2002, an increase of 19.3% or $28,061.  This increase corresponds with the increased sales revenues and increase in cost of sales.

 Expenses

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Selling and general administrative expenses increased by 42.9% or $141,048 to $470,000 for the year ended December 31, 2003 as compared to $329,012 for the previous year. Some of the increase,  $48,300, was a one-time expense due to expensing of stock options exercised by persons that were not directors or officers of the Company.   The increase in expenses was directly related to the Company entering into a major transaction (RTO) with IGN Internet Global Network Inc., which resulted in additional legal, audit and accounting fees. $21,435 of new regulatory share transfer fees was also incurred adding to the increase in expenses.

Foreign exchange costs accounted for an increase of $14,571 in expense.  This was largely due to the fluctuating US/CAD exchange rates. The lag between the issuance of an invoice and the date of payment received accounted for most of the increase in foreign exchange costs.

Research and Development

Over the 12-month period ending December 31, 2003 the Company was actively developing three new products for release. The first being a new version of MicroView/FM 2.6 containing many new features and increased functionality. This product was rolled out to the Archibus dealer channel in the fall of 2003.   A positive response has resulted in increased sales activity.

The second milestone was achieved through the development of a new software product, the Parking Manager.  Designed for the management of monthly parking, this product resulted from initial customization work for a client.  The primary functionality was further developed to a shrink-wrapped product.

The third milestone was the development of another software product, the Delivery Manager.  Designed for the internal distribution and tracking of packages and mail for large-scale organizations.  Again, the software was a result of customization work completed for a client and further developed with additional functionality.  The software is currently in Beta testing phase at Blue Cross/Blue Shield, North Carolina.  The roll out is scheduled for Q2 of 2004.

Liquidity and Capital Resources

Cash and cash equivalents, accounts receivable and prepaid expenses have remained consistent during the 12 month period ending December 31, 2003, totaling $225,003, as compared to the same period in 2002, totaling $122,421.

The following transactions impacted the liquidity and capital resources of the Company during the above noted period.

1.

Reverse acquisition of AssistGlobal Inc. ("AGI"), on July 6, 2003.  AGI was recapitalized and acquired by IGN Internet Global Network Inc. ("IGN"), an inactive Canadian Corporation that trades on the Over-The-Counter Bulletin Board.  Pursuant to the terms of Share Exchange Agreement ("SEA"), dated July 6, 2003 between AGI, the shareholders of AGI and IGN, the shareholders of AGI agreed to exchange all of their shares of AGI for shares of IGN. On closing, IGN acquired all of the issued and outstanding shares of AGI by issuing 10,350,000 post-consolidated common shares of IGN to the shareholders of AGI.  As a result of this transaction the shareholders of AGI acquired control of IGN.  In addition, IGN issued 750,000 common shares as Finder's Fee in conjunction with the transaction.

2.

In September 2003, 1,973,750 common shares in the capital stock of the Company were issued at  $0.16US by way of a private placement. The Company realized proceeds of $315,800. Some of the

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

3. proceeds were used to pay outstanding payables with the balance to be used for general working capital purposes.

4.

In October 2003, AssistGlobal Technologies Corp. ("AGC") loaned, by way of promissory notes totaling $100,000 CAD to AGI.  The proceeds were used to hire a senior salesperson and for marketing activities, advertising and conference activities in the fall of 2003.

5.

In November of 2003, 200,000 stock options were exercised at $0.30. Proceeds of $60,000 were realized by the Company and used for general working capital purposes.

Subsequent Events

(a)

Pursuant to a Directors' resolutions dated Jan 16, 2004, the Company granted stock options to certain directors, senior officers, consultants and key employees of the Company to purchase up to 1,200,000 common shares of the Company at an exercise price $0.25US per share.  These options expire Jan. 16, 2009.  Options for 1,000,000 shares were exercised on Jan. 29, 2004 for proceeds of $250,000US.  Proceeds are being used for expanding AGI's marketing and sales initiatives. This consists of advertising, promotional materials, travel and participation at key conferences and seminars and educating and supporting the dealer channels selling AGI products and services.

(b)

Subsequent to December 31, 2003, the Company commenced a non-brokered private placement of up to 1,000,000 units at a price of $0.25US per unit for total gross proceeds of up to $250,000US.  Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share at a price of $0.35US per share for 12 months from the date of issuance and at $0.45US per share for the following 6 months, to a maximum of 18 months from the date of issuance.  A commission of 7% may be payable on a portion of the private placement.

About AssistGlobal:

With more than 700 clients in 15 countries, AssistGlobal is a leader in the Facilities, Infrastructure and Project Management industry and has been providing first-rate products and services since 2000.

Software Sales

MicroView Software for Facilities and Infrastructure Management provides reliable, robust mobile solutions to coordinate, simplify and enhance operational activities.  Facilities data can be recorded and updated on-the-fly using MicroView software for handheld computers (PDAs) - a valuable timesaver when mobilizing for large-scale reorganizations, corporate moves or undertaking extensive maintenance activities. The Company's existing products include MicroView Parking Manager™, HVAC and Electrical Module™ and MicroView/FM™.

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project and Facility Management software applications.  AssistGlobal hosts complex, robust vertical applications including products from Primavera Systems Inc. and Archibus Inc.  AssistGlobal offers complete, end-to-end solutions that enable its customers to launch new and enhanced services within tight deadlines, improve application performance and system security, reduce overall cost of ownership, and retain profitable customers. Applications are securely delivered through the Internet enabling global access to central data for geographically dispersed companies.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Custom Solutions

AssistGlobal works with clients to provide custom solutions, which include custom application development and deployment for enterprise systems integration.

Key organizations using AssistGlobal technologies include:

-MetLife

-Blue Cross/Blue Shield

-The United States Army and Navy

-Cedar Sinai, Mount Sinai and Methodist Hospitals

-The Universities of Texas, Colorado and Princeton

-Unisys

-Macromedia

-The CIA

-Chase Manhattan Bank

-Intrawest

On behalf of the Board of Directors,

"Sokhie S. Puar"

Sokhie S. Puar

For Further Information Please Contact:

Mr. Bijay Singh

Director

Email:

bijay@snjcapital.com

Phone:

604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT DECEMBER 31,	2003	2002

ASSETS
CURRENT
Cash and cash equivalents	$77,700	$5,856
Accounts receivable	123,883	115,380
Income taxes receivable	-	1,195
Prepaid expenses	23,420	-

	225,003	122,431
PROPERTY AND EQUIPMENT	43,527	36,548
INTANGIBLE ASSETS	1	1

	$268,531	$158,980

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$254,466	$96,004
Demand loan	100,000	100,000
Unearned revenue	69,890	14,445
Capital lease obligations, current portion	11,110	-

	435,466	210,449
CAPITAL LEASE OBLIGATIONS, NET OF
CURRENT PORTION	7,845	-
PROMISSORY NOTES PAYABLE, SHAREHOLDERS	50,000	50,000

	493,311	260,449

SHAREHOLDERS' EQUITY
Share capital	553,180	177,380
Additional paid-in capital	48,300	-
Deficit	(826,260)	(278,849)

	(224,780)	(101,469)

	$268,531	$158,980

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002

REVENUE	$651,290	$495,322

DIRECT COSTS	478,167	350,260

GROSS PROFIT	173,123	145,062

EXPENSES
Advertising and promotion	17,253	10,162
Amortization	20,406	21,860
Bank charges and foreign
exchange	19,951	5,380
Interest on capital lease
obligations	1,005	-
Management and consulting fees:
Incurred	143,218	82,242
Stock-based compensation	48,300	-
Office and administration	16,828	12,967
Professional fees	91,878	73,161
Regulatory and share transfer fees	21,435	-
Rent and occupancy costs	25,246	19,440
Telephone	9,320	12,658
Travel	32,600	35,376
Wages and benefits	22,620	55,766

	470,060	329,012

LOSS BEFORE OTHER INCOME	(296,937)	(183,950)

OTHER INCOME	(481)	-

LOSS BEFORE EXTRAORDINARY ITEM	(296,456)	(183,950)

EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT	-	(45,000)

LOSS BEFORE INCOME TAXES	(296,456)	(138,950)

RECOVERY OF INCOME TAXES	-	(744)

NET LOSS	$(296,456)	$(138,206)

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM	(0.02)	(0.02)

LOSS PER SHARE	(0.02)	(0.01)

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com